May 2, 2014

Via EDGAR

Ms. Loan Lauren P. Nguyen
Special Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549-0001

GasLog Partners LP
Amendment No. 2 to Registration Statement on Form F-1
Filed April 28, 2014
File No. 333-195109

Dear Ms. Nguyen:

GasLog Partners LP (the “Partnership”) has today confidentially submitted this letter with the U.S. Securities and Exchange Commission (the “SEC”), via EDGAR.  This letter sets forth the Partnership’s response to the comment contained in your letter of May 1, 2014 (the “Comment Letter”), relating (i) to the Partnership’s response to your letter dated April 25, 2014, submitted via EDGAR on April 28, 2014 and (ii) to Amendment No. 2 to the Partnership’s Registration Statement on Form F-1, filed with the SEC on April 28, 2014 (the “Registration Statement”).

The numbered paragraphs and headings below correspond to those set forth in the Comment Letter.  The Staff’s comment is set forth in bold, followed by the Partnership’s response to such comment. Capitalized terms used in this letter but not defined herein have the meaning given to such terms in the Registration Statement.

How We Make Cash Distributions, page 84

GasLog’s Right to Reset Incentive Distribution Levels, page 91

1.
We refer to the second table on the bottom of page 93. Please tell us how you determined the total distribution amounts, including incentive distribution rights, of $866,679, $2,455,589, and $5,402,296, respectively.

In response to the Staff’s comment, as discussed with the Staff on May 1, 2014, the amounts of $866,679, $2,455,589, and $5,402,296 were determined as follows:

(i)	$866,679 represents the number which when multiplied by 85% yields $736,677 (i.e. $736,677 divided by .85);
(ii)	$2,455,590 represents the number which when multiplied by 75% yields $1,841,692 (i.e. $1,841,692 divided by .75); and
(iii)	$5,402,297 represents the number which when multiplied by 50% yields $2,701,148 (i.e. $2,701,148 divided by .5).

The percentages above are the marginal percentages set out in the table at the top of page 93 of the Registration Statement.

*           *           *

On behalf of the Partnership, please allow us to express our appreciation of your attention to this matter.  Should you have any questions or comments with respect to this response letter, please contact William P. Rogers, Jr. at 212-474-1270 or D. Scott Bennett at 212-474-1132.

Sincerely,

/s/ William P. Rogers Jr.

William P. Rogers Jr.

Copy to:

Mr. Simon Crowe
Chief Financial Officer
GasLog Ltd.
c/o GasLog Monaco S.A.M.